August 1, 2024

Daniyel Erdberg
Chief Executive Officer
Safe Pro Group Inc.
18305 Biscayne Blvd. Suite 222
Aventura, FL 33160

       Re: Safe Pro Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 19, 2024
           File No. 333-280599
Dear Daniyel Erdberg:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your revised disclosure in response to prior comment 2 and reissue in part. Please further revise your cover page to disclose that your officers and directors will have the ability to substantially influence all matters submitted to your stockholders for approval and to substantially influence or control your operations, management, and affairs. Also, please revise your prospectus summary to include a discussion of your "controlled company" status, and whether you intend to rely on "controlled company" elections.
June and July 2024 Promissory Notes, page II-4

2. We note your disclosure here and throughout the filing that you entered into a promissory note on July 12, 2024 with "an individual." In addition, we note that
Exhibit 4.3 includes a
 August 1, 2024
Page 2

       Promissory Note between the Company and an accredited investor, entered into as of July
       11, 2024. Please clarify whether these are the same notes, and, if applicable, revise to refer to the date of the note consistently. Please also identify the "individual" and
       "accredited investor" with which you entered into the note(s), or provide us with your analysis as to why this is not required.
Selling Stockholders, page Alt-4

3. We note your revised disclosure in response to prior comment 4. Please revise your disclosure to include additional details regarding the transactions described. Your disclosure should include the dates of the relevant transactions or sales agreements and any consideration received by the company in exchange for the shares. General

4. We note that Section 21 of the Certificate of Incorporation (Exhibit 3.1) and Section
       7.4 of the Amended and Restated Bylaws (Exhibit 3.2) include exclusive forum provisions. Please revise to add risk factor disclosure related to these provisions,
       including risks related to increased costs for investors to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In an appropriate place in your filing, please include disclosure clearly describing the provision, including the relevant forum for litigation, any subject matter jurisdiction carve out, and questions of enforceability. Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at
202-551-4391 if you have
questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Cavas S. Pavri